NEWS RELEASE

Pan American Receives Shareholder Approval Regarding the Proposed Arrangement with Yamana and Agnico Eagle
Vancouver, B.C. - January 31 , 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to announce that at its special meeting of shareholders held earlier today, shareholders of Pan American ("Pan American Shareholders") overwhelmingly approved the resolution to authorize the issuance of up to 156,923,287 common shares of Pan American (the "Share Issuance Resolution") in respect of the arrangement involving Pan American, Agnico Eagle Mines Limited and Yamana Gold Inc. ("Yamana") under the Canada Business Corporations Act (the "Arrangement").
Detailed results of the votes cast are as follows:

Resolution	Votes For	% For	Votes Against	% Against
Share Issuance Resolution	110,661,649	97.28%	3,091,269	2.72%
In addition to the approval by Pan American Shareholders, shareholders of Yamana ("Yamana Shareholders") approved the Arrangement at the special meeting of Yamana Shareholders held today. The Arrangement is expected to be completed within the first quarter of 2023, subject to approval by the Ontario Superior Court of Justice, approval from the Mexican Federal Economic Competition Commission (COFECE) and satisfaction or waiver of certain other closing conditions.
“We are very pleased to see such positive shareholder support for our accretive acquisition of Yamana,” said Michael Steinmann, President and Chief Executive Officer of Pan American. “This is a transformational and strategic transaction for Pan American that will strengthen the Company’s position as the leader in silver and gold production in Latin America.”
Further information on the Arrangement is available on Pan American’s website at:
https://www.panamericansilver.com/invest/arrangement-agreement-with-yamana/
About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 29-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information about Pan American contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the anticipated timing for the completion of the Arrangement; and the impact of the Arrangement on Pan American’s business.
These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or

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related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: our ability to consummate the Arrangement; changes in laws, regulations and government practices in the jurisdictions where we operate; the possibility that transactions contemplated by the Arrangement Agreement will not be completed in the expected timeframe or at all; changes in general economic, business and political conditions, including changes in the financial markets; and those factors identified under the heading "Risk Factors" in Pan American’s management information circular dated December 20, 2022 and under the heading "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and annual information form dated February 23, 2022, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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